Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE

FOR:     Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

October 27, 2004

Sierra Wireless Reports Third Quarter 2004 Results

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting better than expected third quarter results, including revenue of $59.1 million, a profit of $7.1 million and positive cash flow from operations.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

“We are pleased to report another quarter of profitable growth and positive cash flow.  Third quarter revenues were up 125% over the comparable quarter, driven by strong sales of PC cards and embedded modules, particularly in North America”, said David Sutcliffe, Chairman and Chief Executive Officer.  “We are now shipping two new products, the AirCard® 775 for EDGE networks and the Voq Professional PhoneTM, to channels and customers in both North America and Europe.  We continue to make significant investments in product and market development to drive future growth and profitability.  We expect further strong operating results in the fourth quarter.”

Results for the third quarter of 2004, relative to company guidance provided on July 21, 2004:

Third quarter revenue for 2004 of $59.1 million was better than our guidance of approximately $57 million.  Gross margin was 39%, within our guidance range of 39.0% to 40.0%.  Operating expenses were $15.4 million, or 26% of revenue, higher than our guidance of approximately $14.8 million, or 26% of revenue.  Our net earnings of $7.1 million, or diluted earnings per share of $0.27, exceeded our guidance of net earnings of approximately $6.4 million, or diluted earnings per share of $0.24.  Our cash flow from operations was $8.0 million, consistent with our guidance of positive cash flow.

Results for the third quarter of 2004, compared to the third quarter of 2003:

Third quarter revenue increased by 125% to $59.1 million in 2004, from $26.3 million for the same period in 2003.  Gross margin decreased modestly to 39.0% compared to 40.7%.  Operating expenses were $15.4 million in the third quarter of 2004, compared to $11.5 million for the same period in 2003.  Net earnings for the third quarter of 2004 were $7.1 million, or diluted earnings per share of $0.27, compared to a net loss of $0.9 million, or loss per share of $0.05, in the third quarter of 2003.

Operating expenses for the third quarter of 2004 were $15.1 million, excluding an additional restructuring charge of $0.3 million related to a change in estimate of our facilities restructuring originally announced in 2002.  Net earnings for the third quarter of 2004, excluding this amount, were $7.4 million, or diluted earnings per share of $0.28.  Our results for the third quarter of 2004 also included a foreign exchange gain of approximately $0.3 million.

Results for the third quarter of 2004, compared to the second quarter of 2004:

Revenue for the three months ended September 30, 2004 amounted to $59.1 million, compared to $51.6 million in the second quarter of 2004, an increase of 14.6%.  Gross margins were $23.0 million or 39.0% in the third quarter of 2004, compared to $20.9 million or 40.5% in the second quarter of 2004.  Operating expenses were $15.4 million in the third quarter of 2004, compared to $13.5 million in the second quarter of 2004.  Operating expenses, excluding the additional facilities restructuring, were $15.1 million in the third quarter of 2004, compared to $13.6 million, excluding the additional Metricom recovery, in the second quarter of 2004.

Net earnings were $7.1 million for the third quarter of 2004, compared to net earnings of $6.0 million for the second quarter of 2004.  Net earnings for the third quarter of 2004 were $7.4 million, excluding the facilities restructuring, or diluted earnings per share of $0.28, compared to net earnings of $5.9 million, excluding the Metricom recovery, or diluted earnings per share of $0.22 in the second quarter of 2004.

Third Quarter Highlights Included:

Progress on products for CDMA 2000 networks and channels:

•                  We announced a distribution agreement with Premier Wireless Solutions, a distributor of wireless machine-to-machine fixed and mobile communications services and products, for Sierra Wireless’ embedded CDMA modules. Under the agreement, Premier Wireless will distribute and offer integration support services for the Sierra Wireless EM3420 embedded module.

•                  We announced an agreement with Tirumala Seven Hills Pvt Ltd. (“TSH”), a telecommunications company in India, to distribute the award winning AirCard 555 wide area wireless network card to the India marketplace.  We expect commercial shipments of the AirCard 555 to TSH to commence in the fourth quarter of 2004.

•                  We announced that we are supplying Sierra Wireless EM3420 embedded modules to Symbol Technologies, Inc. for its MC9000 family of industrial mobile computing devices. Symbol’s rugged handheld computers scan, send, and retrieve data wirelessly, moving information from the factory to the warehouse to the sales floor to the point of business activity in industries ranging from manufacturing and retail to logistics and transportation.

•                  We announced that the Treo™ 600 Smartphone by palmOne, with the integrated Sierra Wireless EM3420 embedded module, is now certified by and available from Verizon Wireless.

Progress on products for GSM/GPRS/EDGE networks and channels:

•                  We signed an agreement with Onda Communication Spa to distribute a new EDGE wireless wide area network PC Card for use on the Telecom Italia Mobile GSM, GPRS and EDGE Network. This commercial launch of the ONDA EDGE/GPRS N775 PC Card marks the worldwide premiere of Sierra Wireless’ EDGE product line.

•                  We announced an agreement with Intel to deliver integrated wireless connectivity solutions to mobile professionals  worldwide. We will combine the new Intel® Centrino™ mobile technology-based notebook WLAN and a Sierra Wireless AirCard 775 EDGE PC Card for WWAN, along with wireless data services from a local carrier. Customers purchasing the solution, which is expected to launch in early 2005, will be able to use their notebook computers to access and manage their wireless connections, through a single software interface and a single account for billing.

•                  Subsequent to quarter end, we announced that the AirCard 775 wireless wide area network card for EDGE networks is now available for purchase. The AirCard 775 will provide mobile users with data rates up to three times faster than on GPRS networks, providing fast, wireless connectivity to the Internet, e-mail, and corporate applications. The card is available now for use on the AT&T Wireless EDGE network for $299.99, and customers are eligible for a $150 rebate when signing up for unlimited data rate plans.

Progress on the Voq Professional Phone™:

•                  We announced that the Voq Professional Phone, a Microsoft Windows Mobile-based Smartphone, is now commercially available across Europe through key distribution partners. The phone is now available to purchase from A & C Systems in Belgium, Luxemburg, and The Netherlands; from BagLAN in Turkey; from Cedros in Austria, Germany, and Switzerland; from Daimler in the Nordics; from Dangaard Telecom in Western Europe; from Hugh Symons Mobile Computing and from Yes Telecom in the United Kingdom; from Speeka in Italy; and from Xacom Comunicaciones in France and Spain.

•                  We announced that the Voq Professional Phone is now available in North America through members of Intel’s Product Dealer (IPD) program. Intel Product Dealers, including TigerDirect and Tech Depot, are active resellers of Intel products who have access to marketing resources, enhanced technical support, and superior training options offered by Intel. Through the IPD program, CellStar Corporation will distribute the Voq Phone to channel partners nationwide.

•                  The Voq Professional Phone is also available through Insight, MobilePlanet, and RCS Computer Experience. The Voq Professional Phone is available at select reseller locations and online for the end-user price of US $499, with activation on the AT&T Wireless network.

•                  We announced distribution agreements with Brightpoint and Cellstar to distribute the Voq Professional Phone in the North American market.  In addition, we announced network approval for the Voq on the AT&T Wireless GSM/GPRS network.

•                  Together with KPN, we announced a global first with the commercial availability of the Voq Professional Phone throughout the Netherlands by KPN via its distribution channels at a retail price of €99 in combination with a two-year Business Select subscription and a 5Mb GPRS data package.

Corporate Developments:

•                  We announced management changes, including the appointment of Jason W. Cohenour to Chief Operating Officer, Jim Kirkpatrick to Chief Technical Officer and Bill Dodson to Senior Vice-President, Operations.  We also reported the resignation of Senior Vice President, Marketing, Andrew S. G. Harries, who has left the company to pursue a new business opportunity.

Financial Guidance

We are providing our guidance for the fourth quarter of 2004 that reflects our current business indicators and expectations.  Inherent in this guidance are risk factors that are described in detail in our regulatory filings.    Our actual results could differ materially from those presented below.  All figures are approximations based on management’s current beliefs and assumptions and are subject to change.

We expect to make significant CDMA module shipments to palmOne for the Treo 600 during the fourth quarter.  By year-end, we expect to have completed the shipment of orders on hand and currently do not have visibility on further shipments for this product with palmOne.

Q4 2004 Guidance

Revenue	$63.0 million
Gross margin	39% - 40%
Operating expenses	$16.0 - 16.9 million
Net earnings	$7.7 million
Diluted earnings per share	$0.29

Cash flow from operations	Positive

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties.  These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact.  Our expectations regarding future revenues and earnings depend upon our ability to develop, manufacture, supply and market new products that we do not produce today and that meet defined specifications.  When used in this press release, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements.  These statements reflect our current expectations.  They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market.  In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle.  Sierra Wireless develops and markets AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; the MP line of rugged vehicle-mounted connectivity solutions and Voq, a line of professional phones with easy-to-use, secure software solutions for mobile professionals. For more information about Sierra Wireless, please visit www.sierrawireless.com.  For more information on Voq professional phones, please visit www.voq.com.

“AirCard” and “Voq” are trademarks of Sierra Wireless, Inc.  Other product or service names mentioned herein may be the trademarks of their respective owners.

Conference Call and Instant Replay

We will host a conference call to review our results on October 27, 2004 at 2:30 pm PDT,

5:30 pm EDT.  To participate in this conference call, please dial the following toll free number approximately five minutes prior to the commencement of the call:

1-888-458-1598   Passcode:  38226#

or

1-403-232-6311   Passcode:  38226#

Should you be unable to participate, Instant Replay will be available for seven business days following the conference call by dialing:

1-877-653-0545  Conference Reference #:  241295#

or

1-403-232-0933  Conference Reference #:  241295#

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Revenue	$59,149	$26,250	$152,385	$67,136
Cost of goods sold	36,107	15,566	91,626	40,181
Gross margin	23,042	10,684	60,759	26,955

Expenses
Sales and marketing	5,604	2,653	14,163	7,972
Research and development, net	6,566	4,677	17,296	10,373
Administration	2,354	1,331	6,952	4,399
Restructuring and other charges	289	1,220	289	1,220
Integration costs	—	1,026	—	1,026
Amortization	588	590	1,787	1,689
	15,401	11,497	40,487	26,679
Earnings (loss) from operations	7,641	(813)	20,272	276

Other income (expense)	694	(74)	738	197
Earnings (loss) before income taxes	8,335	(887)	21,010	473
Income tax expense	1,268	54	3,356	143
Net earnings (loss)	7,067	(941)	17,654	330
Deficit, beginning of period	(60,722)	(72,293)	(71,309)	(73,564)
Deficit, end of period	$(53,655)	$(73,234)	$(53,655)	$(73,234)

Earnings (loss) per share for the period:
Basic	$0.28	$(0.05)	$0.70	$0.02
Diluted	$0.27	$(0.05)	$0.68	$0.02

Weighted average number of shares (in thousands)
Basic	25,301	18,409	25,170	17,054
Diluted	26,087	18,409	26,121	17,564

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	September 30, 2004	December 31, 2003
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$125,939	$70,358
Short-term investments	1,587	14,760
Accounts receivable	29,717	21,566
Inventories	8,615	1,511
Prepaid expenses	4,152	2,223
	170,010	110,418

Long-term investments	—	24,639
Fixed assets	9,246	5,985
Intangible assets	14,458	14,620
Goodwill	19,967	19,706
Deferred income taxes	500	500
Other assets	1,726	—
	$215,907	$175,868

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$10,862	$5,966
Accrued liabilities	35,651	22,221
Deferred revenue and credits	330	399
Current portion of long-term liabilities	1,033	1,328
Current portion of obligations under capital lease	482	141
	48,358	30,055

Long-term liabilities	1,700	2,266
Obligations under capital lease	216	—

Shareholders’ equity:
Share capital	218,479	214,047
Warrants	1,538	1,538
Deficit	(53,655)	(71,309)
Accumulated other comprehensive loss	(729)	(729)
	165,633	143,547
	$215,907	$175,868

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Cash flows from operating activities:
Net earnings (loss) for the period	$7,067	$(941)	$17,654	$330
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	1,810	1,672	4,978	4,393
Non-cash restructuring and other charges	289	895	289	895
Loss (gain) on disposal	(62)	—	(67)	2
Accrued warrants	—	—	—	329
Changes in operating assets and liabilities
Accounts receivable	(1,114)	(453)	(8,551)	(2,537)
Inventories	(5,680)	2,146	(7,104)	4,460
Prepaid expenses	(142)	167	(3,655)	288
Accounts payable	5,025	(6,432)	4,896	(4,051)
Accrued liabilities	696	6,873	13,169	6,691
Deferred revenue and credits	158	201	(69)	132
Net cash provided by operating activities	8,047	4,128	21,540	10,932

Cash flows from investing activities:
Business acquisitions	—	666	—	(126)
Proceeds on disposal	62	—	67	4
Purchase of fixed assets	(2,002)	(618)	(5,536)	(975)
Increase in intangible assets	(85)	(2,614)	(1,682)	(3,928)
Purchase of long-term investments	—	—	(21,369)	—
Proceeds on disposal of long-term investments	—	—	46,186	—
Purchase of short-term investments	(95)	52	(21,254)	(10,170)
Proceeds on maturity of short-term investments	14,200	1,417	34,564	1,417
Net cash provided by (used in) investing activities	12,080	(1,097)	30,976	(13,778)

Cash flows from financing activities:
Issue of common shares	217	319	4,432	360
Repayment of long-term liabilities	(537)	(507)	(1,367)	(1,665)
Net cash provided by (used in) financing activities	(320)	(188)	3,065	(1,305)

Net increase (decrease) in cash and cash equivalents	19,807	2,843	55,581	(4,151)
Cash and cash equivalents, beginning of period	106,132	27,847	70,358	34,841
Cash and cash equivalents, end of period	$125,939	$30,690	$125,939	$30,690